The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 10-11

BALANCED. FORWARD-LOOKING. RESPONSIBLE.
3RD QUARTER FINANCIAL REPORT

3rd Quarter Financial Report Government of Saskatchewan March 4, 2011

3rd Quarter Financial Report General Revenue Fund Update

INTRODUCTION

At third quarter, provincial revenue is projected to be $1.04 billion higher than the Budget estimate, $311.4 million higher than at mid-year, on the basis of:

·	much stronger than originally expected performance in the non-renewable resource sector;

·	robust growth in tax revenue; and,

·	the $195.0 million special Crown Investments Corporation dividend for the Children’s Hospital.

Change in 2010-11 GRF Expense by Major Item
(millions of dollars)	Change	Total
Expense - Budget Estimate		10,124.1
Changes since Budget
Third-party Capital		+ 481.5
Children's Hospital	+ 195.0
School Capital and Block Funding	+ 60.0
Health Equipment Capital and Facility Repairs	+ 55.3
Academic Health Sciences Centre	+ 50.0
Long-Term Care Projects	+ 49.3
Social Housing Renovations	+ 33.9
Municipal Roads for the Economy Program	+ 23.5
Other net changes	+ 14.5
Weather-related costs		+ 186.0
Saskatchewan Surgical Initiative		+ 40.4
Abandoned uranium mine cleanup costs		+ 38.0
Other net changes		+ 77.5
Total Change from Budget		+ 823.4

Expense - Third Quarter Forecast		+ 10,947.5

This increased revenue has provided an opportunity for the province to advance $481.5 million in capital funding to third party partners to expedite progress on important infrastructure projects, including:

·	$195.0 million for the Children’s Hospital;

·	$60.0 million for school capital;

·	$50.0 million for the Academic Health Sciences Centre;

·	$49.3 million for the long-term care facilities; and,

·	$23.5 million for rural municipal roads.

3rd Quarter Financial Report | GRF Update   1

This increased revenue has also allowed the province to:

·	meet $186.0 million in costs associated with the flooding in 2010;

·	advance $40.4 million in funding for the surgical waitlist initiative; and,

·	meet increased obligations to clean up abandoned uranium mines.

All other net changes in expense amount to $77.5 million – about 9 per cent of the $823.4 million increase in expense since the 2010-11 Budget.

At third quarter, revenue is projected to exceed expense by $40.0 million.  Half of this pre-transfer surplus will be transferred to the Growth and Financial Security Fund, leaving a projected GRF surplus of $20.0 million.

With the additional transfer from the GRF, the Growth and Financial Security Fund is projected to have a year-end balance of $978.3 million.

General government public debt is forecast to remain at $4.1 billion, unchanged from March 31, 2010.

Crown corporation public debt, is forecast to be $4.2 billion – an increase of $376.4 million from March 31, 2010.

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FINANCIAL OVERVIEW

The 2010-11 Budget estimated a General Revenue Fund (GRF) surplus of $20.0 million.

At third quarter:

·	revenue is up $1,037.6 million, or 10.4 per cent, from budget (up $311.4 million, or 2.9 per cent, from mid-year); and,

·	expense is up $823.4 million, or 8.1 per cent, from budget (up $408.4 million, or 3.9 per cent, from mid-year).

The resulting pre-transfer balance is $40.0 million.

2010-11 GRF Financial Overview
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	$9,949.9	$10,676.1	$10,987.5	$1,037.6	$311.4
Expense	10,124.1	10,539.1	10,947.5	823.4	408.4
Pre-Transfer Surplus	(174.2)	137.0	40.0	214.2	(97.0)
Transfer to GFSF	-	(68.5)	(20.0)	(20.0)	48.5
Transfer from GFSF	194.2	-	-	(194.2)	-
Net Transfer from (to) GFSF	194.2	(68.5)	(20.0)	(214.2)	48.5
GRF Surplus	$20.0	$68.5	$20.0	$-	$(48.5)

GFSF Balance*	$510.8	$1,026.8	$978.3	$467.5	$(48.5)

Government Debt	$4,145.3	$4,140.5	$4,140.5	$(4.8)	$-
* Mid-Year Projection and Third Quarter Forecast reflect actual 2010-11 opening balance of $958.3M.

As a result, the budgeted Growth and Financial Security Fund (GFSF) transfer to the GRF is eliminated.  Instead, the GRF will transfer $20.0 million to the GFSF, representing one-half of the pre-transfer surplus.

The projected GRF surplus at third quarter is $20.0 million.

The projected year-end GFSF balance is $978.3 million.

Government general public debt at March 31, 2011 is forecast to be $4.1 billion, unchanged from March 31, 2010.

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REVENUE UPDATE

The 2010-11 Budget estimated GRF revenue at $9,949.9 million.

At mid-year, GRF revenue was projected at $10,676.1 million, an increase of $726.2 million from budget.

The third quarter financial update includes an additional $311.4 million in revenue.  Higher forecasts for non-renewable resources and tax revenue account for the majority of the increase since mid-year.

In total, GRF revenue is forecast to be $10,987.5 million in 2010-11.

Revenue Reconciliation
(millions of dollars)
Budget Estimate	$ 9,949.9
Changes at Mid-Year	+ 726.2
Mid-Year Projection	$ 10,676.1
Changes since Mid-Year:
Oil	+ 89.1
Corporation Income Tax	+ 44.3
Potash	+ 43.9
Other Revenue	+ 59.0
Provincial Sales Tax	+ 33.9
Interest, Premium, Discount
And Exchange	+ 18.7
Other net changes	+ 22.5
Total Change since Mid-Year	+ 311.4

3rd Quarter Forecast	$ 10,987.5

Tax revenue is forecast to increase by $97.7 million since the mid-year forecast.   Corporation Income Tax is up $44.3 million due to higher-than-expected final assessment data for the 2009 tax year and a higher federal forecast of the national corporate tax base.  Provincial Sales Tax is forecast to be $33.9 million higher as the result of higher-than-anticipated economic activity.  Other taxes are up $16.6 million, primarily due to an increase in the general portion of Corporate Capital Tax (CCT) as a result of higher year-to-date payments from the financial sector.

Non-renewable resource revenue is up $138.8 million from the mid-year forecast due to further increases in the forecasts for oil, potash and Crown land sales, partially offset by minor decreases in natural gas and other non-renewable resources revenue.

The oil revenue forecast is up $89.1 million since mid-year due to higher wellhead prices, primarily as the result of an increase in West Texas Intermediate (WTI) oil prices and a decrease in the light-heavy differential.  At third quarter, the 2010-11 average WTI oil price forecast is US$81.85 per barrel, up from US$80.51 at mid-year and US$77.50 at budget.  Through the first ten months of the fiscal year, WTI oil averaged US$80.78.

The potash revenue forecast has been increased by $43.9 million since mid-year, largely as the result of higher sales.  Total sales in the 2010-11 fiscal year are now projected at 9.8 million K2O tonnes, up from 9.0 million K2O tonnes at mid-year.  The average selling price is forecast to be US$351 per KCl tonne (C$590 per K2O tonne) in 2010-11, virtually unchanged from mid-year, but higher than the

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2010-11 Key Resource Forecast Assumptions
	Budget	Mid-Year	3rd Quarter
	Estimate	Projection	Forecast
WTI Oil Price (US$ per barrel)	77.50	80.51	81.85
Exchange Rate (US cents)	95.50	97.81	97.67
Light-Heavy Differential (% of WTI)	22.0	19.0	16.2
Well-head Oil Price (C$ per barrel)	63.40	64.68	67.24
Oil Production (millions of barrels)	148.6	149.2	150.8
Total Oil Revenue ($Millions)	1,098.3	1,143.5	1,232.6
Fieldgate Natural Gas Price (C$ per gigajoule)	4.40	3.50	3.39
Total Natural Gas Revenue ($Millions)	42.2	27.4	25.6
Potash Average Price (C$ per K2O tonne)	529	584	590
Potash Average Price (US$ per KCI tonne)	308	349	351
Potash Sales (million K2O tonnes)	8.1	9.0	9.8
Total Potash Revenue ($Millions)	221.0	257.6	301.5

budget assumption of US$308 per KCl tonne (C$529 per K2O tonne).

The final land sale of the fiscal year took place on February 7, 2011 and generated $43.4 million. The full-year total of $466.7 million is $11.2 million higher than the mid-year forecast and is the second- highest fiscal year ever.

Transfers from Crown Entities are forecast to be $4.2 million higher than at mid-year, largely as a result of an $8.5 million CIC special dividend for Saskatchewan’s Integrated Nuclear Research and Development Strategy.

Other own-source revenue is forecast to be up $73.6 million.  The increase is largely due to further gains in Interest, Premium, Discount and Exchange earnings, as well as an increase in other own-source revenue as the result of unexpected casual and miscellaneous revenue, including refunds of prior-years’ expense.

Transfers from the Government of Canada have decreased $2.9 million from mid-year. The revised forecast includes lower federal contributions for infrastructure cost-sharing projects due to weather-related delays and the extension of stimulus funding deadlines into 2011-12.  These decreases are partially offset by higher anticipated federal contributions to the Provincial Disaster Assistance Program.

3rd Quarter Financial Report | GRF Update   5

EXPENSE UPDATE

The 2010-11 Budget estimated GRF expense at $10,124.1 million.

At mid-year, GRF expense was projected at $10,539.1 million, an increase of $415.0 million from budget, primarily due to weather-related costs and funding the Children’s Hospital.

Expense Reconciliation
(millions of dollars)
Budget Estimate	$ 10,124.1
Changes at Mid-Year	+ 415.0
Mid-Year Projection	$ 10,539.1
Changes since Mid-Year:
Health	+ 163.0
Advanced Education
Employment and
Immigration	+ 78.1
Education	+ 68.3
Social Services	+ 42.1
Energy and Resources	+ 38.1
Environment	+ 37.0
Highways and Infrastructure	+ 23.5
Teachers’ Pensions and Benefits	+ 14.6
Corrections, Public Safety
and Policing	+ 14.1
Agriculture	- 54.1
Municipal Affairs	- 19.3
Other net changes	- 5.3
Total Change since Mid-Year	+ 408.4

3rd Quarter Forecast	$ 10,947.5

The third quarter financial update includes an additional $408.4 million in expense, predominantly for infrastructure investments.  In total, GRF expense is forecast to be $10,947.5 million in 2010-11.

Major changes from mid-year occur in the following Ministries.

·
Health is up $163.0 million from mid-year, primarily due to funding provided for the continuation of long-term care facility replacements, the Saskatchewan Surgical Initiative, medical equipment, facility repairs, electronic health record development, renovations at the Parkridge Long-Term Care facility and higher-than-anticipated program utilization.

·
Advanced Education, Employment and Immigration is up $78.1 million from mid-year, primarily due to funding for the Academic Health Sciences Centre project, university facility maintenance and the Inter-Vac project.

·
Education is up $68.3 million from mid-year, primarily due to increased expense for major school capital and block maintenance capital funding, and an increase to cover the costs of Local Implementation and Negotiations Committee (LINC) agreements.

·
Social Services is up $42.1 million from mid-year, primarily due to increases for social housing renovations, the 440 Waitlist Initiative for individuals with intellectual disabilities and new spaces in group homes for children.

·	Energy and Resources is up $38.1 million from mid-year, primarily due to an increase related to abandoned uranium mine cleanup.

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·	Environment is up $37.0 million from mid-year in order to provide a 2011 spring flood prevention program and flooding assistance measures for the Waldsea Lake and Fishing Lake areas.

·	Highways and Infrastructure is up $23.5 million from mid-year for an increase in funding for the Municipal Roads for the Economy Program.

·	Education - Teachers’ Pensions and Benefits is up $14.6 million from mid-year, primarily due to increases for the Saskatchewan Teachers’ Retirement Plan and the Teachers’ Superannuation Plan.

·	Corrections, Public Safety and Policing is up $14.1 million from mid-year, primarily due to increases for claims under the Provincial Disaster Assistance Program.

·
Agriculture is down $54.1 million from mid-year, primarily due to lower-than-expected costs for the Province’s portion of the AgriStability Program, based on the most recent federal government forecasts for the 2010 program year.

·	Municipal Affairs is down $19.3 million from mid-year, primarily due to weather-related infrastructure project delays.

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DEBT UPDATE

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government public debt at March 31, 2011 is currently forecast to be $4.1 billion, unchanged from the March 31, 2010 balance and the amount anticipated at mid-year.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

GRF Debt
		As at March 31, 2011
		Mid-Year	3rd Quarter	Change from
	31-Mar-2010	Projection	Forecast	31-Mar-2010	Mid-Year
	(millions of dollars)
GRF Government General Public Debt	$4,140.5	$4,140.5	$4,140.5	$-	$-
GRF Crown Corporation Public Debt
Crown Corporation General	818.7	844.3	687.6	(131.1)	(156.7)
Government Business Enterprise Specific	3,033.4	3,526.0	3,540.9	507.5	14.9
GRF Crown Corporation Public Debt	$3,852.1	$4,370.3	$4,228.5	$376.4	$(141.8)

GRF Public Debt	$7,992.6	$8,510.8	$8,369.0	$376.4	$(141.8)
Guaranteed Debt	$17.1	$44.2	$42.7	$25.6	$(1.5)

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general public debt is forecast to be $687.6 million, a decrease of $131.1 million from March 31, 2010.  GBE specific public debt is forecast to be $3.5 billion, an increase of $507.5 million from March 31, 2010.

Taken together, Crown corporation public debt is currently forecast to be $4.2 billion, an increase of $376.4 million from March 31, 2010.  This is $141.8 million lower than the increase anticipated at mid-year, due to changes in the timing of capital projects.

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GRF FINANCIAL STATEMENT TABLES

Statement of Revenue

Statement of Expense

Statement of Debt

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2010-11 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Corporation Income	$762,500	$1,102,900	$1,147,200	$384,700	$44,300
Fuel	452,700	445,700	445,700	(7,000)	-
Individual Income	1,964,700	1,795,700	1,790,100	(174,600)	(5,600)
Provincial Sales	1,186,300	1,186,300	1,220,200	33,900	33,900
Tobacco	235,100	239,700	248,200	13,100	8,500
Other	257,900	257,900	274,500	16,600	16,600
Taxes	$4,859,200	$5,028,200	$5,125,900	$266,700	$97,700

Crown Land Sales	$202,800	$455,500	$466,700	$263,900	$11,200
Natural Gas	42,200	27,400	25,600	(16,600)	(1,800)
Oil	1,098,300	1,143,500	1,232,600	134,300	89,100
Potash	221,000	257,600	301,500	80,500	43,900
Resource Surcharge	398,700	398,700	398,700	-	-
Other	145,000	141,200	137,600	(7,400)	(3,600)
Non-Renewable Resources	$2,108,000	$2,423,900	$2,562,700	$454,700	$138,800

Crown Investments Corporation of Saskatchewan	$266,000	$266,000	$266,000	$-	$-
- Special Dividend	10,000	205,000	213,500	203,500	8,500
Saskatchewan Liquor and Gaming Authority	445,600	436,300	435,100	(10,500)	(1,200)
Other Enterprises and Funds	46,900	45,300	42,200	(4,700)	(3,100)
Transfers from Crown Entities	$768,500	$952,600	$956,800	$188,300	$4,200

Fines, Forfeits and Penalties	$11,800	$12,800	$13,400	$1,600	$600
Interest, Premium, Discount and Exchange	134,300	184,600	203,300	69,000	18,700
Motor Vehicle Fees	152,400	160,600	160,600	8,200	-
Other Licences and Permits	27,100	28,300	28,500	1,400	200
Sales, Services and Service Fees	108,300	132,300	127,200	18,900	(5,100)
Transfers from Other Governments	15,600	15,600	15,800	200	200
Other	65,000	65,000	124,000	59,000	59,000
Other Revenue	$514,500	$599,200	$672,800	$158,300	$73,600
Own-Source Revenue	$8,250,200	$9,003,900	$9,318,200	$1,068,000	$314,300

Canada Health Transfer	$811,800	$795,400	$795,400	$(16,400)	$-
Canada Social Transfer	342,400	342,600	342,600	200	-
Other	545,500	534,200	531,300	(14,200)	(2,900)
Transfers from the Government of Canada	$1,699,700	$1,672,200	$1,669,300	$(30,400)	$(2,900)
Revenue	$9,949,900	$10,676,100	$10,987,500	$1,037,600	$311,400

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2010-11 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)

Executive Branch of Government
Advanced Education, Employment and Immigration *	$846,131	$857,381	$935,440	$89,309	$78,059
Agriculture	385,776	529,776	475,667	89,891	(54,109)
Corrections, Public Safety and Policing	336,205	365,006	379,112	42,907	14,106
Education	1,135,599	1,144,102	1,212,376	76,777	68,274
- Teachers' Pensions and Benefits	176,815	177,692	192,275	15,460	14,583
Energy and Resources	37,720	38,320	76,445	38,725	38,125
Enterprise and Innovation Programs	9,547	23,600	24,400	14,853	800
Enterprise Saskatchewan	37,036	37,036	40,036	3,000	3,000
Environment	174,299	182,299	219,314	45,015	37,015
Executive Council	12,177	12,070	11,996	(181)	(74)
Finance	60,353	60,353	58,448	(1,905)	(1,905)
- Public Service Pensions and Benefits	264,474	264,474	262,342	(2,132)	(2,132)
Finance Debt Servicing	435,000	430,000	430,000	(5,000)	-
First Nations and Métis Relations	85,740	75,040	73,590	(12,150)	(1,450)
Government Services	12,472	12,472	9,972	(2,500)	(2,500)
Health	4,202,106	4,404,656	4,567,652	365,546	162,996
Highways and Infrastructure	402,939	402,939	426,439	23,500	23,500
Information Technology Office	16,472	16,472	16,472	-	-
Innovation Saskatchewan	1,318	1,318	9,818	8,500	8,500
Justice and Attorney General	140,350	143,739	146,822	6,472	3,083
Municipal Affairs	382,207	382,207	362,884	(19,323)	(19,323)
Office of the Provincial Capital Commission	10,082	10,082	10,182	100	100
Office of the Provincial Secretary	3,417	3,417	3,477	60	60
Public Service Commission	36,873	36,873	36,873	-	-
Saskatchewan Research Council	16,633	16,633	16,633	-	-
Social Services	753,703	764,113	806,253	52,550	42,140
Tourism, Parks, Culture and Sport	110,071	107,920	103,925	(6,146)	(3,995)

Legislative Branch of Government
Chief Electoral Officer	1,679	1,927	1,927	248	-
Children's Advocate	1,621	1,697	1,697	76	-
Conflict of Interest Commissioner	156	256	306	150	50
Information and Privacy Commissioner	927	977	977	50	-
Legislative Assembly	23,950	23,950	23,450	(500)	(500)
Ombudsman	2,221	2,294	2,294	73	-
Provincial Auditor	8,017	8,017	8,017	-	-

Expense	$10,124,086	$10,539,108	$10,947,511	$823,425	$408,403
* Includes the appropriations for which administration has been transferred to the Ministry of Labour Relations and the Ministry of Social Services.

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2010-11 Third Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt
		As at March 31, 2011
		Mid-Year	3rd Quarter	Change from
	31-Mar-2010	Projection	Forecast	31-Mar-2010	Mid-Year
	(thousands of dollars)

Government General Public Debt	$4,140,482	$4,140,482	$4,140,482	$-	$-

Crown Corporation General Public Debt
Information Services Corporation
of Saskatchewan	$13,547	$13,547	$13,547	$-	$-
Municipal Financing Corporation
of Saskatchewan	6,356	11,356	11,356	5,000	-
Saskatchewan Housing Corporation	31,649	30,140	29,864	(1,785)	(276)
Saskatchewan Opportunities Corporation	34,536	39,178	36,172	1,636	(3,006)
Saskatchewan Power Corporation	398,953	206,860	97,833	(301,120)	(109,027)
Saskatchewan Telecommunications
Holding Corporation	29,500	90,900	68,500	39,000	(22,400)
Saskatchewan Water Corporation	50,973	67,062	51,374	401	(15,688)
SaskEnergy Incorporated	253,237	385,311	378,969	125,732	(6,342)
Crown Corporation General Public Debt	$818,751	$844,354	$687,615	$(131,136)	$(156,739)

Government Business Enterprise Specific Public Debt
Municipal Financing Corporation
of Saskatchewan	$90,154	$104,756	$104,737	$14,583	$(19)
Saskatchewan Gaming Corporation	6,000	6,000	6,000	-	-
Saskatchewan Power Corporation	2,117,440	2,608,324	2,574,781	457,341	(33,543)
Saskatchewan Telecommunications
Holding Corporation	255,616	321,036	370,229	114,613	49,193
SaskEnergy Incorporated	564,207	485,896	485,206	(79,001)	(690)
Government Business Enterprise Specific Public Debt	$3,033,417	$3,526,012	$3,540,953	$507,536	$14,941

Public Debt	$7,992,650	$8,510,848	$8,369,050	$376,400	$(141,798)

Public Debt by Category
Government General Gross Debt	$6,427,008	$6,092,265	$6,119,483	$(307,525)	$27,218
Government General Sinking Funds	(2,286,526)	(1,951,783)	(1,979,001)	307,525	(27,218)
Government General Public Debt	$4,140,482	$4,140,482	$4,140,482	$-	$-

Crown Corporation Gross Debt	$4,263,017	$4,816,917	$4,681,117	$418,100	$(135,800)
Crown Corporation Sinking Funds	(410,849)	(446,551)	(452,549)	(41,700)	(5,998)
Crown Corporation Public Debt	$3,852,168	$4,370,366	$4,228,568	$376,400	$(141,798)

Public Debt	$7,992,650	$8,510,848	$8,369,050	$376,400	$(141,798)

Guaranteed Debt	$17,058	$44,248	$42,748	$25,690	$(1,500)

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